EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

SEPTEMBER 30, 2012

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
Unaudited – Expressed in Canadian Dollars

ASSETS	September 30, 2012	December 31, 2011

Current
Cash and cash equivalents (Note 4)	$26,127,856	$41,371,968
Investments (Note 6)	978,935	943,289
Receivables (Note 7)	1,205,330	558,702
Prepaid expenses	272,999	119,362
Total current assets	28,585,120	42,993,321

Non-current
Restricted cash (Note 5)	310,458	155,992
Property and equipment (Note 8)	1,643,178	300,901
Investment in associated companies (Note 9)	2,282,890	1,894,868
Exploration and evaluation assets (Note 10)	4,940,941	6,086,396
Royalty interest (Note 3 and 11)	38,976,295	-
Reclamation bonds (Note 12)	470,751	439,565
Goodwill (Note 3 and 13)	9,240,889	-
Other assets (Note 14)	159,062	159,062
Total non-current assets	58,024,464	9,036,784

TOTAL ASSETS	$86,609,584	$52,030,105

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,134,174	$876,321
Advances from joint venture partners (Note 15)	289,751	1,374,451
Total current liabilities	1,423,925	2,250,772

Non-current
Deferred income tax liability	12,839,822	-

TOTAL LIABILITIES	14,263,747	2,250,772

SHAREHOLDERS' EQUITY
Capital stock (Note 16)	113,698,908	77,122,016
Commitment to issue shares (Note 16)	376,292	495,645
Reserves	8,002,061	7,258,987
Deficit	(49,731,424)	(35,097,315)
Total shareholders' equity	72,345,837	49,779,333

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$86,609,584	$52,030,105

Nature of operations (Note 1)
Events after reporting date (Note 21)

Approved on behalf of the Board of Directors on November 13, 2012:

Signed: “David M Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Unaudited – Expressed in Canadian Dollars

	Three month period ended		Nine month period ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

ROYALTY INCOME	$552,248	$-	$552,248	$-
Cost of sales
Gold tax	(27,612)	-	(27,612)	-
Depletion	(355,704)	-	(355,704)	-
Net royalty income	168,932	-	168,932	-

EXPLORATION EXPENDITURES (Note 10)	3,541,622	2,736,112	9,836,164	8,784,067
Less: recoveries	(881,560)	(1,113,336)	(4,310,566)	(4,065,676)
Net exploration expenditures	2,660,062	1,622,776	5,525,598	4,718,391

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	184,373	176,997	945,933	707,994
Depreciation (Note 8)	55,745	3,216	84,310	3,216
Investor relations and shareholder information	131,096	67,866	311,625	166,162
Professional fees	87,392	211,483	476,045	462,743
Salaries and consultants	787,224	517,316	1,920,130	1,223,031
Share-based payments (Note 16)	964,063	1,668,471	1,754,463	2,461,429
Transfer agent and filing fees	63,883	16,102	275,843	122,420
Travel	143,653	82,735	393,278	202,779
Total general and administrative expenses	2,417,429	2,744,186	6,161,627	5,349,774

Loss from operations	(4,908,559)	(4,366,962)	(11,518,293)	(10,068,165)

Transaction costs related to the acquistion (Note 3)	(185,187)	-	(783,322)	-
Change in fair value of held-for-trading investments	28,302	9,081	(663,586)	(182,580)
Equity loss in associated companies (Note 9)	(179,676)	(173,428)	(629,678)	(173,428)
Foreign exchange gain (loss)	(105,263)	208,415	(108,256)	(40,239)
Gain (loss) on investments	-	(5,454)	31,702	(26,894)
Interest income	136,035	97,365	292,760	383,066
Loss on disposal of equipment	-	-	-	(40,745)
Loss on sale of foreign licences and permits (Note 10)	(38,299)	-	(38,299)	-
Option payments received	-	-	80,216	-
Write-off of exploration and evaluation assets (Note 10)	(1,362,723)	(26,206)	(1,362,723)	(26,206)

Loss before income taxes	(6,615,370)	(4,257,189)	(14,699,479)	(10,175,191)
Deferred income tax recovery (expense)	65,370	-	65,370	(124,723)

Loss and comprehensive loss for the period	$(6,550,000)	$(4,257,189)	$(14,634,109)	$(10,299,914)

Basic and diluted loss per share	$(0.12)	$(0.08)	$(0.26)	$(0.21)

Weighted average number of common shares outstanding	55,995,523	51,501,480	55,935,233	49,682,070

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
Unaudited – Expressed in Canadian Dollars

	Nine month period ended
	September 30, 2012	September 30, 2011
Cash flows from operating activities
Loss for the period	$(14,634,109)	$(10,299,914)
Items not affecting cash:
Change in fair value of held-for-trading investments	663,586	182,580
Commitment to issue bonus shares	862,187	1,218,764
Income tax (recovery) expense	(65,370)	124,723
Depreciation	153,380	98,965
Depletion of Royalty Property	355,704	-
Fair value of stock options granted	1,361,903	2,447,593
(Gain) Loss on sale of investments	(31,702)	26,894
(Gain) Loss on disposal of equipment	-	40,745
Interest received during the period	(292,760)	(341,678)
Share of loss in equity investments	629,678	173,428
Unrealized foreign exchange (gain) loss	(7,805)	12,258
Write-off of exploration and evaluation assets	1,362,723	26,206
Changes in non-cash working capital items:
Receivables	(105,402)	(160,600)
Prepaid expenses	14,242	271,667
Accounts payable and accrued liabilities	(476,437)	100,701
Advance from joint venture partner	(1,084,700)	713,082
Total cash used in operating activities	(11,294,882)	(5,364,586)
Cash flows from investing activities
Acquisition of exploration and evaluation assets	(101,553)	(92,869)
Acquisition of Bullion Monarch (Note 3)	(4,279,433)	-
Cash acquired in acquisition of Bullion Monarch (Note 3)	318,378	-
Interest received on cash and cash equivalents	292,760	341,678
Proceeds from sale of marketing material (native gold)	-	4,672
Proceeds from sale of marketable securities	718,275	404,232
Purchase of strategic investments	(1,314,744)	(993,266)
Purchase of equity investments	(1,017,700)	(1,416,047)
Purchase of gold inventory	-	(84,056)
Restricted cash	(154,466)	-
Purchase of property and equipment	(1,252,576)	(263,129)
Reclamation bonds	(31,186)	4,837
Recoveries of exploration and evaluation assets from joint venture partners	-	933,493
Restricted cash		(203,211)
Total cash used in investing activities	(6,822,245)	(1,363,666)
Cash flows from financing activities
Proceeds received from private placements	-	17,875,000
Share issuance costs	-	(72,385)
Proceeds received from options exercised	974,020	795,510
Proceeds received from warrants exercised	1,898,995	3,108
Total cash provided by financing activities	2,873,015	18,601,233
Change in cash and cash equivalents	(15,244,112)	11,872,981
Cash and cash equivalents, beginning	41,371,968	31,782,534
Cash and cash equivalents, ending	$26,127,856	$43,655,515

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
Unaudited – Expressed in Canadian Dollars

				Reserves
					Cumulative	Accumulated other
	Number of		Commitment	Share based	translation	comprehensive
	common shares	Capital stock	to issue shares	payments	adjustment	income	Deficit	Total
Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$-	$(35,097,315)	$49,779,333
Shares issued on acquisition of Bullion Monarch	17,712,189	32,059,062		102,653	-	-	-	32,161,715
Shares issued as bonus shares	427,000	981,540	(981,540)	-	-	-	-	-
Shares issued on exercise of stock options	594,000	974,020	-	-	-	-	-	974,020
Shares issued on exercise of warrants	949,497	1,898,995	-	-	-	-	-	1,898,995
Shares issued on acquisition of mineral property	62,398	128,122	-	-	-	-	-	128,122
Reclassification of fair value of options exercised	-	535,153	-	(535,153)	-	-	-	-
Share based payments	-	-	-	1,361,903	-	-	-	1,361,903
Commitment to issue shares	-	-	862,187	-	-	-	-	862,187
Foreign currency translation adjustment	-	-	-	-	(186,329)	-	-	(186,329)
Loss for the period	-	-	-	-	-	-	(14,634,109)	(14,634,109)
Balance as at September 30, 2012	71,620,202	$113,698,908	$376,292	$8,188,390	$(186,329)	$-	$(49,731,424)	$72,345,837

				Reserves
					Cummulative	Accumulated other
	Number of		Commitment	Share based	translation	comprehensive
	common shares	Capital stock	to issue shares	payments	adjustment	income	Deficit	Total
Balance as at December 31, 2010	44,968,005	$56,661,351	$232,097	$4,871,352	$-	$(4,919)	$(21,530,951)	$40,228,930
Shares issued on private placements	5,500,000	17,875,000	-	-	-	-	-	17,875,000
Shares issued as finders' fees	143,070	464,978	-	-	-	-	-	464,978
Shares issued on exercise of stock options	596,300	789,510	-	-	-	-	-	789,510
Shares issued on exercise of warrants	1,554	3,108	-	-	-	-	-	3,108
Shares issued as bonus shares	455,000	1,106,830	(1,106,830)	-	-	-	-	-
Shares issued on acquisition of mineral property	52,691	148,547	-	-	-	-	-	148,547
Reclassification of fair value of options exercised	-	591,352	-	(591,352)	-	-	-	-
Share based payments	-	-	-	2,447,593	-	-	-	2,447,593
Commitment to issue shares	-	-	1,218,764	-	-	-	-	1,218,764
Unrealized loss on available-for-sale investments	-	-	-	-	-	4,919	-	4,919
Share issue costs	-	(1,006,411)	-	474,509	-	-	-	(531,902)
Loss for the period	-	-	-	-	-	-	(10,299,914)	(10,299,914)
Balance as at September 30, 2011	51,716,620	$76,634,265	$344,031	$7,202,102	$-	$-	$(31,830,865)	$52,349,533

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition and exploration of mineral properties in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the development of a royalty income stream. The Company’s common shares are listed on the TSX Venture Exchange under the symbol of “EMX”. On January 30, 2012, the Company’s common shares began trading on the NYSE MKT (formerly known as NYSE Amex) under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

On August 17, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. completed an Agreement and Plan of Acquisition with Bullion Monarch Mining, Inc. (“Bullion”) whereby the Company acquired 100% of the issued and outstanding shares of Bullion in consideration for 0.45 of each of Eurasian’s common shares and US$0.11 in cash for each Bullion common share issued and outstanding (the “acquisition consideration”). In addition, outstanding Bullion warrants has been assumed and replaced by Eurasian warrants exercisable upon the same terms and conditions as under the applicable agreement, except that each replacement warrant shall be exercisable for 0.45 of each of Eurasian’s common shares and US$0.11 in cash in lieu of one Bullion common share (Note 3).

These condensed interim consolidated financial statements are for the nine month period ending September 30, 2012. The Company changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in the fiscal year end was made for the purpose of streamlining the Company’s financial reporting.

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

The Company had a net loss of $14,634,109 for the nine months ended September 30, 2012 (2011 - $10,299,914). The Company has working capital as at September 30, 2012 of $27,161,195 (December 31, 2011 - $40,742,549) and a deficit of $49,731,424 (December 31, 2011 - $35,097,315).

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these condensed interim consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed interim consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (Continued)

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the period ended December 31, 2011.

Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the period ended December 31, 2011.

Revenue Recognition

The Company recognizes revenue in accordance with IAS 18 Revenue. Royalty revenue is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty Interests

Royalty interests in mineral properties include acquired royalty interests in production stage and development stage properties. In accordance with IAS 38 Intangible Assets, the fair value of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and mine properties.

Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments increase disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (Continued)

Amendments to IAS 12 Income Taxes

The amendments are made regarding Deferred Tax: Recovery of Underlying Assets and introduce an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on an investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 Property, Plant and Equipment should always be on a sales basis.

Effective January 1, 2012, the Company has adopted amendments to IFRS 7, Financial Instruments: Disclosures, and IAS 12, Income Taxes, and concluded that there are no material changes as a result of adopting these amendments.

Significant accounting policies and interpretations issued but not yet effective

(a) Effective for annual periods beginning on or after January 1, 2013

•IFRS 10 Consolidated Financial Statements

This new standard provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities.

•IFRS 11 Joint Arrangements

This new standard improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers.

•IFRS 12 Disclosure of Interests in Other Entities

This new standard combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•IFRS 13 Fair Value Measurement

This new standard defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value.

•Amendments to IAS 27 Consolidated and Separate Financial Statements

The amendments provide guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements.

•Amendments to IAS 28 Investments in Associates

The amendments provide guidance on the application of the equity method to associates, subsidiaries and joint ventures.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (continued)

Significant accounting policies and interpretations issued but not yet effective (continued)

(b) Effective for annual periods beginning on or after January 1, 2015

•IFRS 9 Financial Instruments

This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has initially assessed that there will be no material reporting changes as a result of adopting the above new standards; however, enhanced disclosure requirements are expected.

Critical Account Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the accounting for the acquisition of Bullion as areas that required critical judgments in applying accounting policies that had a significant effect on the amounts recognized in the interim condensed consolidated financial statements. Details of the transaction are disclosed in note 3.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the interim condensed consolidated financial statements.

a)Royalty interest and related depletion

In accordance with the Company’s accounting policy, Royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a Royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (continued)

Critical Account Judgments and Significant Estimates and Uncertainties (Continued)

b)Goodwill (continued)

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c)Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount

d)Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (continued)

Basis of Consolidation (continued)

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
Eliseror Limited	Cyprus	100%
EMX Australia Pty Ltd	Australia	100%

3. ACQUISITION OF BULLION MONARCH MINING, INC.

On February 7, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. signed an Agreement and Plan of Merger (the “Acquisition”) with Bullion whereby the Company agreed to acquire 100% of the issued and outstanding shares of Bullion in consideration for 0.45 of each of the Company’s common shares and US$0.11 in cash for each Bullion common share issued and outstanding. In addition, outstanding Bullion warrants has been assumed and replaced by Eurasian warrants exercisable upon the same terms and conditions as under the applicable agreement, except that each replacement warrant shall be exercisable for 0.45 of each of Eurasian’s common shares and US$0.11 in cash in lieu of one Bullion common share.

On August 17, 2012, the acquisition of Bullion was completed following approval by Bullion shareholders at a special meeting held on the same day.

The transaction has been accounted for as a business combination in accordance with IFRS 3, Business Combinations. As per IFRS 3, the Company has recognized, separately from goodwill, identifiable assets acquired, and liabilities assumed in Bullion at their fair values on the acquisition date. Accordingly, the Company has determined certain fair value adjustments for the assets and liabilities of Bullion as of August 17, 2012, the closing date of the Acquisition. Furthermore, to reflect the fair value increment of $39,536,000 (US$40,000,000) to the royalty property held by Bullion which generated royalty income, the Company engaged an independent valuator to estimate the fair value of the royalty generating property. The independent valuator applied the discounted cash flow model and fair valued the royalty income stream at $39,536,000. Consequently, the assets and liabilities in the Bullion purchase price allocation are based on their estimated fair value as shown below.

Goodwill represents the excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed of Bullion. The Goodwill is not deductible for tax purposes. The deferred tax liabilities are recognized primarily due to temporary differences between the accounting value and tax basis of the royalty property assets that may result in potential taxable amounts in future years. Subsequent to the closing of the Acquisition, the deferred income tax liabilities will be adjusted in the period of enactment for the effect of an enacted change in tax laws or rates. The effect, which could be significant, will be included in income or loss from operations.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

3. ACQUISITION OF BULLION MONARCH MINING, INC. (Continued)

The aggregate amount of the total acquisition consideration is $36,441,148, determined by taking into account the issuance of the Company’s 17,712,289 common shares valued at $32,059,062, the obligation for 1,124,976 warrants valued at $102,653 to replace Bullion’s outstanding warrants and the payment of $4,279,433.

The following summarizes the consideration transferred and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

Purchase Price:
Issuance of 17,712,189 Eurasian common shares in exchange for 39,360,518 Bullion common shares	$32,059,062
Fair value of additional obligation for 1,124,976 replacement warrants	102,653
Cash payment for 39,360,518 Bullion common shares	4,279,433
Total purchase price	$36,441,148

Purchase Price Allocation:
Cash and cash equivalents	$318,378
Receivables	541,226
Prepaid expenses	167,879
Investments	36,627
Property, plant and equipment, net	258,637
Royalty property	39,536,000
Goodwill	9,288,818
Accounts payable	(734,290)
Deferred income tax liabilities	(12,972,127)
Total purchase price	$36,441,148

The value of the Company’s common shares was calculated based on the issuance of the Company’s 17,712,189 common shares at a price per share of $1.81 which was the TSX Venture Exchange closing price of the Company’s common share on August 17, 2012, the closing date of the Acquisition.

The cash payment of $4,279,433 is based on cash consideration per share of US$0.11 for each of the 39,360,518 Bullion common shares outstanding immediately prior to the completion of the Acquisition.

The assumption and replacement of Bullion warrants is valued using the Black-Scholes option pricing model. The assumptions used in Black-Scholes option pricing model are as follows: share price of $1.81, adjusted exercise price of $2.39 less the warrant cash consideration of US$0.11, dividend yield of 0%, expected life of 0.62 years, volatility of 44.66% and risk-free interest rate of 1.21% . Volatility of 44.66% represents the historical volatility that the Company has used to value similar equity instruments. The fair value of the 1,125,000 replacement warrants is based on Bullion’s outstanding 2,500,000 warrants adjusted by a factor of 0.45 of each of the Company’s common share per Bullion warrant.

From the closing date of the business combination, royalty revenues of $552,248 and net royalty income of $168,932 were generated by Bullion operations. If this business combination had taken place at the beginning of the year, the Company's pro forma consolidated royalty revenue would have been $2,065,797 and pro forma consolidated net royalty income would have been $877,848 for the nine months ended September 30, 2012. The Company has incurred approximately total transaction costs of $783,322 related to the acquisition of Bullion, and these amounts have been expensed in the consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2012.

The Company believes the addition of BULM and the currently producing royalty interest and related cash flows from the royalty interest will help to advance existing projects and help fund the generation of new projects, and other current obligations.

The functional currency of Bullion was determined to be the US dollar.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

4. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents consist of short-term deposits.

	September 30, 2012	December 31, 2011
Cash	$7,892,555	$13,486,726
Short-term deposits	18,235,301	27,885,242
Total	$26,127,856	$41,371,968

5. RESTRICTED CASH

At September 30, 2012, the Company classified $310,458 (December 31, 2011 - $155,992) as restricted cash. This amount is comprised of $50,960 (December 31, 2011 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $259,498 (December 31, 2011 - $105,032) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in Haiti and Sweden.

6. INVESTMENTS

At September 30, 2012, the Company had the following investments:

		Accumulated
September 30, 2012	Cost	unrealized gain (loss)	Fair value
Fair value through profit or loss
Warrants	$-	$-	$-
Common shares	1,547,325	(568,390)	978,935
Total investments	$1,547,325	$(568,390)	$978,935

At December 31, 2011, the Company had the following investments:

		Accumulated
December 31, 2011	Cost	unrealized gain	Fair value
Fair value through profit or loss
Warrants	$-	$37,411	$37,411
Common shares	789,059	116,819	905,878
Total investments	$789,059	$154,230	$943,289

7. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	September 30, 2012	December 31, 2011
Royalty income receivable	$366,866	$-
Refundable taxes	344,698	305,814
Recoverable exploration expenditures	413,746	208,428
Other	80,020	44,460
Total	$1,205,330	$558,702

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

7. RECEIVABLES (continued)

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	September 30, 2012	December 31, 2011
Canadian dollars	$162,492	$236,219
US dollars	628,118	150,441
Turkish Lira	256,009	101,904
Swedish Krona	86,009	39,423
Other	72,702	30,715
Total	$1,205,330	$558,702

8. PROPERTY AND EQUIPMENT

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2011	$87,132	$172,935	$102,980	$281,655	$-	$-	$644,702
Additions	22,505	22,170	42,870	255,152	615,524	552,992	1,511,213
Disposals and derecognition	(1,992)	(6,426)	(16,697)	(127,814)	-	-	(152,929)
Foreign currency translation	-	-	(155)	(242)	(222)	(715)	(1,334)
As at September 30, 2012	107,645	188,679	128,998	408,751	615,302	552,277	2,001,652
Accumulated depreciation
As at December 31, 2011	50,055	100,064	49,149	144,533	-	-	343,801
Additions	14,181	13,045	28,132	40,778	57,244	-	153,380
Disposals and derecognition	(1,524)	(6,426)	(16,697)	(114,060)			(138,707)
As at September 30, 2012	$62,712	$106,683	$60,584	$71,251	$57,244	$-	$358,474
Net book value
As at December 31, 2011	$37,077	$72,871	$53,831	$137,122	$-	$-	$300,901
As at September 30, 2012	$44,933	$81,996	$68,414	$337,500	$558,058	$552,277	$1,643,178

During the nine month period ended September 30, 2012, depreciation of $69,070 (September 30, 2011 - $47,211) has been included in exploration expenditures.

9. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed exploration company. At September 30, 2012, the Company’s investment in the joint venture was $NIL (December 31, 2011 - $81,171). The Company’s share of the net loss of the joint venture for the nine month period ended September 30, 2012 was $81,171 (September 30, 2011 - gain $38,427).

The Company also has a 30.66% equity investment in Inter Geo Resources LLC (“IGR”). At September 30, 2012, the Company’s investment was $3,010,888 (December 31, 2011 - $1,813,718). The Company’s share of the net loss for the nine month period ended September 30, 2012 was $548,507 (September 30, 2011 - $211,855).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

9. INVESTMENT IN ASSOCIATED COMPANIES (Continued)

As at September 30, 2012, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

September 30, 2012	Turkish Co	IGR

Aggregate assets	$133,298	$3,406,330
Aggregate liabilities	(1,095,712)	(91,564)
Loss for the period	(188,027)	(3,507,842)
The Company's ownership %	49.00%	30.66%
The Company's share of loss for the period	(81,171)	(548,507)

10. EXPLORATION AND EVALUATION ASSETS

Acquisition costs

At September 30, 2012 and December 31, 2011, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	September 30, 2012	December 31, 2011
Asia Pacific	Various	$698,124	$441,856
Haiti	Grand Bois property	2,140,720	2,140,720
	Grand Bois property (recoveries)	(2,140,720)	(2,140,720)
Kyrgyz Republic	Gezart property	-	39,000
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Golcuk property	34,674	34,674
	Trab	78,587	78,587
United States	Cathedral Well, Nevada	419,300	419,300
of America	Copper Springs, Arizona	-	786,186
	Jasper Canyon, Arizona	235,856	235,856
	Mesa Well, Arizona	-	314,475
	Middle Mountain, Arizona	262,062	262,062
	Mineral Hill, Wyoming	-	262,062
	Red Hills, Arizona	314,475	314,475
	Richmond Mountain, Nevada	262,062	262,062
	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095

Total		$4,940,941	$6,086,396

During the nine month period ended September 30, 2012 the Company wrote off previously capitalized exploration and evaluation costs of $1,362,723 (September 30, 2011 - $26,206) related to the Copper Springs, Mesa Well, and Mineral Hill in the US. All claims are in good standing and held by the Company, but Management has determined that there was little prospect of significant work on these claims being carried out by the Company or its partners in the foreseeable future.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

10. EXPLORATION AND EVALUATION ASSETS (Continued)

The following changes to property agreements occurred on the mineral property portfolio during the nine month period ended September 30, 2012:

Gezart, Kyrgyz Republic

In July 2012, the Company sold its wholly owned subsidiary, Altyn Minerals (BVI) Ltd, and its related Kyrgyz Republic subsidiaries, Altyn Minerals, LLC, and Montex LLC to a South Korean corporation for net proceeds of US$30,000 and a 2.5% net smelter returns royalty on the sale of all metals produced from the properties. All related balances have been removed from the Company’s consolidated financial statements and a loss of $38,299 has been recorded on the sale.

Sisorta Property, Turkey

On April 2, 2012, the Company and its joint venture partner Chesser Resources Limited executed an Option Agreement (the “Agreement”) with a privately owned Turkish company, Colakoglu Ticari Yatirim A.S. (“Colakoglu”), on the Sisorta gold property in Turkey. The Agreement requires Colakoglu to make an up-front payment of 100 troy ounces of gold bullion or its cash equivalent ($80,216 received), and to undertake a US $500,000 work commitment over the first year. After the first year, Colakoglu can exercise an option to purchase the property for an additional 7,900 troy ounces of gold, or its cash equivalent, with the payments binding on exercise of the option, but staged over a period of four years after option exercise. A 2.5% net smelter return royalty (“NSR”) from any production on the property will also be received. As the Company has a 49% interest in Sisorta (Note 9), its share of the above will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR Royalty.

Grand Bois, Haiti

In April 2012, the Company’s exploration partner in Haiti, Newmont Ventures Limited (“Newmont”), relinquished their rights in the Grand Bois Research Permit and as a result, the Company has regained 100% control of the Grand Bois project. Newmont did elect to retain its exploration interest in the Designated Project surrounding the Research Permit, and continues to manage and fund the exploration work on these surrounding properties as a Designated Project.

These notes should be read in conjunction with the Company’s most recently filed audited annual consolidated financial statements as at and for the nine month period ended December 31, 2011.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures

During the nine month period ended September 30, 2012, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA					Turkey			Asia Pacific			Other*	Total
	Kiruna South	Other	Total	Vale JV	GeoNovus JV	Alaska	Other	Total	Akarca	Other	Total	Koonenbury	Other	Total
Administration	$32,666	$64,274	$96,940	$2,298	$246	$2,098	$118,563	$123,205	$10,160	$83,754	$93,914	$17,395	$26,024	$43,419	$128,255	$485,733
As says	49,871	24,981	74,852	38,190	4,049	60,002	38,857	141,098	39,651	25,767	65,418	217,636	16	217,652	380	499,400
Drilling / trenching	360,335	184,655	544,990	118,296	169,502	-	-	287,798	291,999		-291,999	309,193	11,354	320,547	-	1,445,334
Logistics	126,926	60,089	187,015	105,572	7,000	183,444	81,244	377,260	93,368	143,801	237,169	170,450	33,555	204,005	86,226	1,091,675
Personnel	277,484	344,525	622,009	254,789	52,125	302,034	540,927	1,149,875	187,462	287,347	474,809	381,787	49,892	431,679	457,501	3,135,873
Property costs	8,766	61,726	70,492	130,950	90,996	44,731	342,963	609,640	175,076	33,967	209,043	15,586	15,463	31,049	1,368	921,592
Professional fees	37,069	31,739	68,808	3,940	-	-	30,208	34,148	50,632	112,953	163,585	31,357	30,702	62,059	95,234	423,834
Share-based payments	-	96,511	96,511	-	-	-	57,773	57,773		-86,605	86,605	108,902	25,401	134,303	94,437	469,629
Technical s tudies	29,432	5,775	35,207	181,183	18,898	-	23,593	223,674	169,724	37,397	207,121	294,009	176,368	470,377	99,015	1,035,394
Travel	16,990	30,472	47,462	593	-	27,664	24,153	52,410		-19,251	19,251	65,237	53,964	119,201	89,376	327,700
Total expenditures	939,539	904,747	1,844,286	835,811	342,816	619,973	1,258,281	3,056,881	1,018,072	830,842	1,848,914	1,611,552	422,739	2,034,291	1,051,792	9,836,164
Recoveries	(939,539)	(482,431)	(1,421,970)	(928,123)	(384,546)	-	(45,877)	(1,358,546)	(842,338)	(10,783)	(853,121)	-	-	-	-	(3,633,637)
Operator fees and
other	(59,649)	(39,889)	(99,538)	(65,722)	(126,527)	-	(299,830)	(492,079)	-	(85,312)	(85,312)	-	-	-	-	(676,929)
Total recoveries	(999,188)	(522,320)	(1,521,508)	(993,845)	(511,073)	-	(345,707)	(1,850,625)	(842,338)	(96,095)	(938,433)	-	-	-	-	(4,310,566)
Exploration
expenditures (net)	$(59,649)	$382,427	$322,778	$(158,034)	$(168,257)	$619,973	$912,574	$1,206,256	$175,734	$734,747	$910,481	$1,611,552	$422,739	$2,034,291	$1,051,792	$5,525,598

*Significant components of “Other” exploration expenditures for the nine months ended September 30, 2012 include Haiti - $337,196, Georgia - $148,667, Kyrgyz Republic -$100,513, and Geothermal activities - $208,464.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures (continued)

During the nine month period ended September 30, 2011, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

			Turkey			Australia
	Sweden	USA	Akarca	Other	Total	Koonenbury	Other	Total	Other*	Total
Administration	$62,570	$112,565	$18,732	$84,504	$103,236	$2,961	$9,278	$12,239	$103,902	$394,512
Assays	9,428	37,757	167,239	41,100	208,339	67,078	1,190	68,268	35,465	359,257
Drilling / trenching	50,382	221,098	531,874	(468,276)	63,598	-	-	-	288,223	623,301
Logistics	207,879	275,012	109,510	571,472	680,982	20,044	3,306	23,350	311,269	1,498,492
Personnel	325,098	864,898	262,629	134,145	396,774	198,128	94,732	292,860	609,908	2,489,538
Property costs	223,675	733,170	156,246	31,871	188,117	12,033	9,350	21,383	13,034	1,179,379
Professional fees	41,574	16,377	18,924	116,007	134,931	66,725	16,396	83,121	23,354	299,357
Share-based payments	194,132	304,711	34,500	183,141	217,641	73,677	131,071	204,748	283,696	1,204,928
Technical studies	-	83,537	49,662	6,255	55,917	266,583	16,913	283,496	51,611	474,561
Travel	25,742	60,857	9,315	6,320	15,635	38,738	12,621	51,359	107,149	260,742
Total expenditures	1,140,480	2,709,982	1,358,631	706,539	2,065,170	745,967	294,857	1,040,824	1,827,611	8,784,067
Recoveries	(784,397)	(1,090,271)	(1,007,434)	(523,903)	(1,531,337)	-	-	-	(571,509)	(3,977,514)
Operator fees and other	-	(31,910)	-	(16,347)	(16,347)	-	-	-	(39,905)	(88,162)
Total recoveries	(784,397)	(1,122,181)	(1,007,434)	(540,250)	(1,547,684)	-	-	-	(611,414)	(4,065,676)
Exploration expenditures (net)	$356,083	$1,587,801	$351,197	$166,289	$517,486	$745,967	$294,857	$1,040,824	$1,216,197	$4,718,391

*Significant components of “Other” exploration expenditures for the nine months ended September 30, 2011 include Georgia - $153,787, Kyrgyz Republic - $232,255, and Geothermal activities - $100,336.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

11. ROYALTY INTEREST

Carlin Trend Royalty Claim Block

On August 17, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. completed the acquisition of Bullion (Note 3). As part of the acquisition, the Company acquired the Carlin Trend Royalty Claim Block in Nevada. The Carlin Trend Royalty Claim Block includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing one-percent (1%) gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing one-percent (1%) GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

As a result of the acquisition, the Company capitalized 39,536,000 (US$40,000,000) for the Carlin Trend Royalty Claim Block which represents the fair value on the acquisition date (Note 3). During the period from acquisition to September 30, 2012, $552,248 in royalty income was included in operations offset by a 5% direct gold tax and depletion, with the corresponding credit to the capitalized Carlin Trend Royalty Claim Block.

Since acquisition to September 30, 2012:

Opening Balance, August 17, 2012	$39,536,000
Adjusted for:
Depletion	(355,704)
Cumulative translation adjustments	(204,001)

Ending Balance, September 30, 2012	$38,976,295

12. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no decommissioning or restoration provisions related to the properties as of September 30, 2012 (December 31, 2011 - $nil).

	September 30, 2012	December 31, 2011
Australia - various properties	$61,224	$51,870
Turkey - various properties	181,798	151,700
United States of America - various properties	227,729	235,995
Total	$470,751	$439,565

13. GOODWILL

Goodwill represents the excess of the price paid for the acquisition of Bullion over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

13. GOODWILL (Continued)

Since acquisition to September 30, 2012:

Opening Balance, August 17, 2012	$9,288,818
Adjusted for:
Cumulative translation adjustment	(47,929)

Ending Balance, September 30, 2012	$9,240,889

14. OTHER ASSETS

Other assets consist of native gold that the Company has purchased for marketing purposes. During the nine month period ended September 30, 2012, there were no transactions related to the native gold. For the nine months ended September 30, 2011, the Company sold native gold for proceeds of $35,209 resulting in a gain from investments of $4,654.

15. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	September 30, 2012	December 31, 2011
Haiti	$5,550	$105,032
Sweden	254,759	387,218
U.S.A.	29,442	749,264
Other	-	132,937
Total	$289,751	$1,374,451

16. CAPITAL STOCK

Authorized

An unlimited number of common and preferred shares without par value.

Common shares

For the nine month period ended September 30, 2012:

•The Company issued 17,712,189 common shares valued at $32,059,062 as part consideration for the Bullion acquisition (Note 3).

•The Company issued 427,000 bonus shares valued at $981,540 to officers, employees and consultants of the Company.

•The Company issued 594,000 common shares for gross proceeds of $974,020 pursuant to the exercise of stock options.

•The Company issued 949,497 common shares for gross proceeds of $1,898,995 pursuant to the exercise of warrants.

•The Company issued 62,398 common shares valued at $128,122 towards the acquisition of the Koonenbury property.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

16. CAPITAL STOCK (Continued)

For the nine month period ended September 30, 2011:

•The Company issued 5,500,000 units at $3.25 per unit. Each unit consisted of one common share and one-half transferable share purchase warrant with each full share purchase warrant being exercisable for one common share for two years at $4.00 per share. The Company also issued to finders 143,070 units with a fair value of $464,978 or $3.25 per unit, each unit having the same terms as those issued in the private placement, and 143,070 finder warrants with a fair value of $171,000 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of two years, volatility of 70.11% and a dividend rate of nil. Each finders warrant is exercisable for two years to acquire one common share for $3.50.

•The Company issued 596,300 common shares for gross proceeds of $789,510 pursuant to the exercise of stock options.

•The Company issued 1,554 common shares for gross proceeds of $3,108 pursuant to the exercise of warrants.

•The Company issued 455,000 bonus shares valued at $1,106,830 to directors, officers, employees and consultants of the Company.

•The Company issued 52,691 common shares with an aggregate value of $148,547 towards the acquisition of the of the Koonenbury property.

Stock options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX Venture Exchange. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan

During the period from March 31, 2011 to September 30, 2012, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at March 31, 2011	3,134,501	$1.85
Granted	1,446,000	2.77
Exercised	(429,300)	1.22
Cancelled / expired	(8,334)	1.20
Balance as at December 31, 2011	4,142,867	2.24
Granted	1,279,500	2.02
Exercised	(594,000)	1.64
Cancelled / expired	(31,667)	1.72

Number of options outstanding as at September 30, 2012	4,796,700	$2.26

Number of options exercisable as at September 30, 2012	4,796,700	$2.26

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

16. CAPITAL STOCK (Continued)

Stock options (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2012:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date
November 7, 2007	15,000	15,000	1.79	November 7, 2012
April 22, 2008	10,000	10,000	1.66	April 22, 2013
September 18, 2008	350,000	350,000	1.00	September 18, 2013
December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	10,000	10,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	987,500	987,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	108,200	108,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
March 25, 2011	30,000	30,000	3.15	March 25, 2016
July 19, 2011	1,306,000	1,306,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
February 13, 2012	110,000	110,000	2.54	February 13, 2017
March 13, 2012	50,000	50,000	2.51	March 13, 2017
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012	1,039,500	1,039,500	1.94	August 22, 2017
Total	4,796,700	4,796,700

Bonus shares

The Company has received TSX-Venture Exchange approval for the issuance of certain bonus shares as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review. The purpose of these bonuses is to reward these individuals for the Company's successes to date and to provide them with a long term incentive to remain with the Company.

For the nine month period ended September 30, 2012, the Company issued 427,000 common shares (September 30, 2011 –455,000) with a fair value of $981,540 (September 30, 2011 - $1,106,830) applied against commitment to issue shares.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

16. CAPITAL STOCK (Continued)

Share-based payments

During the nine month period ended September 30, 2012, the Company recorded aggregate share-based payments of $2,224,090 (September 30, 2011 - $3,666,357) as they relate to the fair value of options granted and the accrual for the fair value of bonus shares granted.

	General and
	Administrative	Exploration
Nine months ended September 30, 2012	Expenses	Expenditures	Total

Commitment to issue bonus shares	$838,090	$24,097	$862,187
Fair value of options granted	916,373	445,530	1,361,903
	$1,754,463	$469,627	$2,224,090

	General and
	Administrative	Exploration
Nine months ended September 30, 2011	Expenses	Expenditures	Total

Commitment to issue bonus shares	$680,576	$538,188	$1,218,764
Fair value of options granted	1,780,853	666,740	2,447,593
	$2,461,429	$1,204,928	$3,666,357

The weighted average fair value of the stock options granted during the nine month period ended September 30, 2012 was $1.06 per stock option (September 30, 2011 - $1.70 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine month period ended
	September 30, 2012	September 30, 2011
Risk free interest rate	1.16%	2.07%
Expected life (years)	5	5
Expected volatility	60.37%	60.92%
Dividend yield	-	-

Warrants

During the period ended September 30, 2012, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at September 30, 2011 and December 31, 2011	13,457,629	$3.38
Granted (Note 3)	1,125,000	2.39
Exercised	(949,497)	2.00
Expired	(112,844)	2.00
Balance as at September 30, 2012	13,520,288	$3.68

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

16. CAPITAL STOCK (continued)

As at September 30, 2012, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88		March 12, 2015
Private placement, November 8, 2010	6,200,000	4.00	(1)	November 8, 2015
Private placement, November 12, 2010	800,000	4.00	(2)	November 12, 2015
Finders unit warrants, November 8, 2010	255,150	2.65	(3)	November 8, 2012
Finders warrants, November 8, 2010	255,900	4.00	(1)	November 8, 2015
Private placement, March 1, 2011	770,000	4.00		March 1, 2013
Private placement, March 14, 2011	460,500	4.00		March 14, 2013
Private placement, March 18, 2011	1,519,500	4.00		March 18, 2013
Finders unit warrants, March 14, 2011	8,075	4.00		March 14, 2013
Finders unit warrants, March 18, 2011	63,460	4.00		March 18, 2013
Finders warrants, March 14, 2011	16,150	3.50		March 14, 2013
Finders warrants, March 18, 2011	126,920	3.50		March 18, 2013
Bullion acquisition warrants, August 17, 2012 (Note 3)	1,125,000	2.39		April 1, 2013
Total	13,520,288

(1)	$3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
(2)	$3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.
(3)	Subsequently expired unexercised

17. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the nine month period ended September 30, 2012	Salary or Fees	Payments	Total
Management	$505,754	$879,670	$1,385,424
Outside directors	54,000	149,475	203,475
Seabord Services Corp. *	358,200	-	358,200
Total	$917,954	$1,029,145	$1,947,099

		Share-based
For the nine month period ended September 30, 2011	Salary or Fees	Payments	Total
Management	$381,984	$990,919	$1,372,903
Outside directors	48,000	386,380	434,380
Seabord Services Corp. *	268,800	-	268,800
Total	$698,784	$1,377,299	$2,076,083

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the board of directors of the Company. Seabord provides a chief financial officer, a corporate secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

17. RELATED PARTY TRANSACTIONS (Continued)

Related Party Assets and Liabilities	Service or Term	September 30, 2012	December 31, 2011
Amounts due from (to):
David M. Cole	Expense	$(27,517)	$(33,289)
President and Chief Executive Officer	Reimbursement
		$(27,517)	$(33,289)

18. SEGMENTED INFORMATION

The Company operates solely within the resource property exploration industry. At September 30, 2012 and December 31, 2011, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	September 30, 2012	December 31, 2011
Asia Pacific	$698,124	$441,856
Kyrgyz Republic	-	39,000
Sweden	437,755	437,755
Turkey	267,221	267,221
United States of America	3,537,841	4,900,564
Total	$4,940,941	$6,086,396

PROPERTY AND EQUIPMENT	September 30, 2012	December 31, 2011
Asia Pacific	$185,567	$42,582
Brazil	46,930	-
Canada	34,911	-
Georgia	19,634	-
Haiti	17,531	-
Kyrgyz Republic	-	36,576
Sweden	38,014	46,851
Turkey	133,777	133,043
United States of America	1,166,814	41,849
Total	$1,643,178	$300,901

The Company’s royalty interest, goodwill, and royalty income and depletion are part of a cash generating unit located in the United States.

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company is a mineral resource company and considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at September 30, 2012, the Company had working capital of $27,161,195 (December 31, 2011 - $40,742,549). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•Level 2: inputs other than quoted prices that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

During the nine month period ended September 30, 2012, there were no changes in the levels. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$26,127,856	$-	$-	$26,127,856
Restricted cash	310,458	-	-	310,458
Fair value through profit or loss
securities	978,935	-	-	978,935
Total	$27,417,249	$-	$-	$27,417,249

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximated their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks or with Canadian treasury bills. The Company has minimal exposure with respect to its receivables, which includes recoverable exploration expenditures.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 10% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $18,000.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Based on the September 30, 2012 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $98,000.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2012 is as follows:

Accounts	USD amount
Cash	$2,147,518
Receivables	634,584
Accounts payable and accrued liabilities	(812,255)
Total	$1,969,847

The balances noted above reflect the USD balances held within the parent Company. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the nine month period ended September 30, 2012, the average United States dollar (“USD”) to Canadian dollar (“CAD”) foreign exchange rate was US$1 for CAD$ 1.0025. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in USD against CAD would result in a change in the loss/gain of approximately $19,700 for the period.

20. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the nine month period ended September 30, 2012 included:

a.	Reclassification of $535,153 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 62,398 common shares valued at $128,122 for the acquisition of mineral properties; and
c.	Issuance of 427,000 bonus shares valued at $981,540 applied to commitment to issue shares;
d.	Acquisition of Bullion as described in Note 3;
e.	Adjusted non-current assets and liabilities for $186,329 related to cumulative translation adjustments.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012

20. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the nine month period ended September 30, 2011 included:

a.	Reclassification of $591,352 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 455,000 bonus shares valued at $1,106,830 included in share-based payments; and
c.	Issuance of 143,070 common shares valued at $464,978 as finder’s fees and share issue costs related to private placements.

21. EVENTS AFTER REPORTING DATE

Subsequent to the nine months ended September 30, 2012, the Company:

a)	Issued 45,000 common shares for proceeds of $75,650 from the exercise of stock options;

b)	Received final approval from the TSX-V and NYSE MKT, regarding the issuance of an aggregate of 364,500 common shares as a bonus to five officers and a director under the Company’s incentive stock grant program. The shares will be issued over a period of two years, with the initial tranche of 121,499 shares being issued upon final receipt of TSX Venture Exchange and NYSE MKT approval, and a further 121,500 and 121,501 shares on each of the first and second anniversaries, respectively. The Company also received approval to issue an aggregate of 707,000 common shares as a bonus to seventeen employees and consultants. An aggregate of 359,000 will be issued over a period of two years, with the initial tranche of 119,666 shares being issued upon final receipt of TSX Venture Exchange and NYSE MKT approval, and a further 119,667 on each of the first and second anniversaries. The other 348,000 shares will be issued over a three year period commencing on the first anniversary of TSX Venture Exchange and NYSE MKT approval and in accordance with the employees’ contracts;

c)	Issued 386,670 bonus shares with a fair value of $933,671 to the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company;

d)	Granted 82,000 incentive stock options exercisable at $2.44 per share for a period of five years to certain employees of the Company.